Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 6, 2025

Relating to Preliminary Prospectus dated October 6, 2025

Registration No. 333-290400

This free writing prospectus should be read together with the issuer’s registration statement on Form S-1 (File No. 333-290400) (including the prospectus therein), as amended. The following information supplements and updates the information contained in the registration statement.

MapLight Therapeutics Announces Commencement of Initial Public Offering

SAN FRANCISCO AND BOSTON, OCTOBER 6, 2025 – MapLight Therapeutics, Inc., a clinical-stage biopharmaceutical company focused on improving the lives of patients suffering from debilitating central nervous system disorders, today announced that it has filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the commencement of a proposed initial public offering of its common stock. MapLight is offering 14,750,000 shares of its common stock at an initial public offering price of $17.00 per share. In addition, MapLight intends to grant the underwriters a 30-day option to purchase up to an additional 2,212,500 shares of common stock in connection with the proposed public offering. MapLight has applied to list its common stock for trading on the Nasdaq Global Market under the symbol “MPLT.”

In addition to the shares proposed to be sold in the initial public offering, MapLight announced a proposed concurrent sale of 476,707 shares of common stock at the public offering price per share in a private placement to affiliates of Goldman Sachs & Co., including certain investment funds managed by Goldman Sachs & Co. LLC. The sale of the shares of common stock in the proposed private placement will not be registered under the Securities Act of 1933, as amended. The proposed private placement would close concurrently with, and be contingent and conditioned upon consummation of, the proposed initial public offering. However, the proposed initial public offering is not contingent on the consummation of the concurrent private placement. Because MapLight has not yet entered into a binding agreement with such proposed purchasers, MapLight could determine to sell more, fewer or no shares to the proposed purchasers, and any of such proposed purchasers could determine to purchase more, fewer or no shares in the proposed concurrent private placement.

MapLight has included in the registration statement the proposed public offering price and the number of shares offered and specific language under Rule 473(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), such that the registration statement is expected to become automatically effective 20 calendar days after today’s filing, or October 26, 2025, pursuant to Section 8(a) of the Securities Act. MapLight expects to complete the pricing of the proposed public offering on or after such date. In the event that the federal government and the SEC resume normal operations prior to October 26, 2025, MapLight will re-evaluate the use of Section 8(a) in connection with the proposed public offering.

Morgan Stanley, Jefferies, Leerink Partners and Stifel are acting as joint book-running managers for the proposed offering.

A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

The proposed offering will be made only by means of a prospectus. Copies of the preliminary prospectus relating to the proposed offering may be obtained, when available, from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by email at syndprospectus@stifel.com.

About MapLight

MapLight Therapeutics is a clinical-stage biopharmaceutical company focused on improving the lives of patients suffering from debilitating central nervous system disorders. The company was founded by globally recognized leaders in psychiatry and neuroscience research to address the lack of circuit-specific pharmacotherapies available for patients. MapLight’s lead product candidate, ML-007C-MA, is an oral, extended-release, fixed-dose combination of an investigational M1/M4 muscarinic agonist, ML-007, co-formulated with a peripherally acting anticholinergic. ML-007C-MA is currently being evaluated in Phase 2 clinical trials for the treatment of schizophrenia and Alzheimer’s disease psychosis.

For investor inquiries: investors@maplightrx.com

For media inquiries: media@maplightrx.com

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. This registration statement can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1770069/000119312525231829/d90027ds1a.htm. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the preliminary prospectus if you request it from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com; Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, by telephone at (800) 808-7525, ext. 6105, or by email at syndicate@leerink.com; or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by email at syndprospectus@stifel.com.